Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Steiner's Coffee Cake of New York, Inc.
65 Sea Cliff Ave Suite 1A
Glen Cove, NY 11542
https://steinerscoffeecakeofnewyork.com/

Up to $1,068,999.00 in Non Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

Company:

Company: Steiner's Coffee Cake of New York, Inc.
Address: 65 Sea Cliff Ave Suite 1A, Glen Cove, NY 11542
State of Incorporation: DE
Date Incorporated: October 19, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Non Voting Common Stock
Offering Maximum: $1,068,999.00 | 1,068,999 shares of Non Voting Common Stock
Type of Security Offered: Non Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks

$500 | Tier 1

Receive a free Taster's Box + 10% discount for life.

$1,000 | Tier 2

Receive a free Taster's Box + 15% discount for life.

$2,500| Tier 3

Free quarterly Mini Bundle subscription for a year + 25% life-time discount + 5% bonus shares.

$5,000 | Tier 4

Free monthly Taster's Box for a year + 15% life-time discount + 10% bonus shares.

$10,000 | Tier 5

Free monthly Taster's Box for a year + 15% life-time discount + 15% bonus shares.

$25,000 | Tier 6

Free monthly Taster's Box for a year + 15% life-time discount + 20% bonus shares.

*All perks occur when the offering is completed. All perks are delivered to the continental United States via 2 day shipping service.

<u>The 10% StartEngine Owners' Bonus</u>

Steiner's Coffee Cake of New York, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Steiner's Coffee Cake of New York serves delicious, gluten-free, ready-to-eat sweet baked goods to conventional and gluten-free consumers alike. We are a woman-owned, family-run business driven by three core pillars: relationships with our **people**, sustainability for our **planet**, and quality of our **products**.

At Steiner's Coffee Cake of New York, we are not just another bakery. We want to ensure every person living with a gluten-free diet can eat real baked goods made with real recipes without fillers, extra sugar, or other strange ingredients to hide the terrible taste, texture and moisture profile. We are a wholesale baked goods company distributing our products in the continental united states, fresh frozen, ready to serve.

Steiner's Coffee Cake of New York, Inc. is a C corporation that will merge with Steiner's Coffee Cake of New York LLC (the current operating entity that was formed Septmeber 30, 2010) and become the lone surviving entity. This merger will occur prior to the issuance of securities pursuant to this raise and prior to the disbursement of funds. All information in this Form C is prepeared describing the corporate structure post-merger.

Competitors and Industry

Steiner's Coffee Cake of New York produces fresh frozen baked goods from family recieps using its proprietary all-purpose flour which it also sells.

Steiner's is focused on wholesale through frozen distribution. Our price point is a proven success in Restaurant and Hospitaltiy, Conveince, Grocery specialty sections/aisles and Independent Natural or Health Food Stores.

Incidents of Celiac diagnosis are on the rise.

Incidents of Nut allergies are on the rise.

Availability of outstanding baked goods to simultaneously serve the masses and these two allergy groups – **THIN.** We have yet to find a sweet baked goods company out there, distributed on a national level that serves both the gluten free and coventional consumer. Adding to that a clean label.

The sector is fragmented which presents us with an opportunity.

11.2 billion U.S. dollars in 2020 - https://www.statista.com/statistics/1175807/bakery-cafe-industry-market-size-us/

2020, American consumers purchased over two billion pastries and donuts, making them some of the most popular sweet baked product options https://www.statista.com/statistics/457119/us-dollar-sales-of-bakery-products-by-category/

The Key Trend in 2020 and 2021: Free-from, Natural and Organic

https://www.wboc.com/story/45088693/cakes,-pastries,-and-sweet-pies

Direct Competitors:

Sara Lee

Eat Me Guilt Free

Grandma's of New England

Indirect Competitors is comprised of both share of mind and share of wallet.

Healthy lifestyle - Sugar Free movements

Premium ice cream: Talenti Ice Cream

Small Batch bakers i.e. Meg Pies (pop-tart), Molly You

Ready to Bake Mix category

Our sustainable packaging sets us apart in the bakery category. All our packaging is 100% compostable or recyclable, and we have a zero-waste policy when it comes to our production process and final consumable product.

With gluten-free food options gaining popularity, the need for quality GF baked goods is on the rise. However, too many options out there use inferior GF flour that skimps on quality ingredients and sacrifices taste and texture. Unlike our competitors, we achieved our remarkably delicious taste and texture by only using the highest quality ingredients alongside our all-purpose flour blend.

Consumers who have celiac disease, who adhere to gluten-free diets, or who have no dietary restrictions whatsoever should all be able to enjoy clean label, premium quality, gluten-free baked goods that taste just as delicious as their gluten-filled counterparts – if not more so!

Current Stage and Roadmap

Current Stage:

Steiner's Coffee Cake of New York is in full production and sales. Steiner's products are sold across a wide range of retail, restaurant and coffee shop purveyors. Steiner's started generating revenue in 2018. The company enjoys a consumer try and buy conversion of 85% and a wholesale repeat order rate of 97%.

Road Map

Steiner's in the process of releasing it's next SKU, Chocolate Fudge Brownies. This SKU is currently availble DTC through www.nycoffeecake.com and Amazon.com. Steiner's has a limited retail release to add to its testing data. The packaging is in the test phase.

The next product staged for full retail release is Ginger Snaps. This SKU is currently only available DTC.

Launching new products

Chocolate Fudge Brownies

Ginger Snaps

Berry Scones

Dry Mixes

Relaunch of our All-Purpose Flour

Expanding distribution channel:

In November 2021 Steiner's attended it's 2nd tradeshow acquiring 45 new accounts. As the veil of COVID lifts Steiner's is aggressively going after new accounts across traditional grocer, restaurants, fast casual and coffee shops. Steiner's retains National Foodie Brokers and is available through J. Polep, NCD, HLA, and Inter-County Bakery Supply. Steiner's is currently offered on several new wholesale ecommerce channels including Tundra, Faire, The Good Trends and Mable.

Steiner's wholesale retention is 97% with a repeat order pace of 15 to 30 days. The company anticipates the per store velocity to increase as it releases more SKUs, adds sales personnel and implements a more substantial marketing plan.

Focus on more robust marketing efforts:

The most aggressive change Stiener's is poised to make in it's marekting efforts is the additional demo days. Steiner's is looking to add a minium of 64 demos a week post-raise. Our try and buy conversion rate is 85%. Our product is our best sales tool.

Major intiatives slated for 2022:

Steiner's has several strategic initiatives staged for release including B Corporation certification and the migration to organic ingredients.

Steiner's is poised to realize signifgant cost reductions as volume increases. These savings will impact production and packaging.

The Team

Officers and Directors

Name: Jennifer Steiner Pool

Jennifer Steiner Pool's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Oversee all day to day operations, marketing and sales. Not currently taking a salary. 51% equity.

Name: Jeffrey T. Steiner

Jeffrey T. Steiner's current primary role is with SL Green . Jeffrey T. Steiner currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: May 01, 2016 - Present
  Responsibilities: legal and finance. No salary. 49% equity.

Other business experience in the past three years:

- **Employer:** SL Green
  Title: MD,AGC
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Associate General Counsel

Name: Nancy Steiner

Nancy Steiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Overseeing all R&D. Not currently taking a salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the EQUITY should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the goods and/or services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any EQUITY purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the baked goods, consumer packaged goods, grocery or other industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased marketing and advertising budget our products will be able to gain traction in the marketplace at a faster rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Steiner's Coffee Cake of New York LLC, predecessor to Steiner's Coffee Cake of New York, Inc., was formed on May 1, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Steiner's Coffee Cake of New York LLC, predecessor to Steiner's Coffee Cake of New York, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a limited history, small customer base, and limited revenue. If you are investing in this company, it's because you think that premium gluten-free sweet baked goods is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is

no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents, if any, unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are competing against other sweet baked goods.

Although we are a unique company that caters to a select market, we do compete against other producers of sweet baked goods. Our business growth depends on the market interest in the Company over other activities.

Evolving laws and regulations may require increased costs or adversely affect the Company's results of operations.

In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change certain Company practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on the Company's results of operations. The Company has identified what it believes are the areas of government regulation that, if changed, would be costly to the Company. These include, but are not limited to: laws and rules of the Occupational Safety and Health Administration, the Consumer Product Safety Commission, the Food and Drug Administration and the Environmental Protection Agency; laws and rules relating to the distinction between independent contractors and employees; and tax and other laws. There could be laws and regulations applicable to the Company's business that the Company has not identified or that, if changed, may be costly to us, and it cannot predict all the ways in which implementation of such laws and regulations may affect the Company. In the states in which the Company operates, the Company believes that it is in compliance with all applicable laws and regulations, but, due to the uncertain regulatory environment, certain states may determine that the Company is in violation of their laws and regulations. In the event that the Company must remedy such violations, the Company may be required to modify the Company's products in such states in a manner that undermines the Company's attractiveness to retailers and customers, the Company may become subject to fines or other penalties or, if the Company determines that the requirements to operate in compliance with such laws and regulations are overly burdensome, the Company may elect to terminate the Company's operations in such states. In each case, the Company's revenue may decline and the Company's business, financial condition and results of operations could be materially adversely affected. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate

state licenses or certificates, increasing the Company's security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to and/or by its customers, which could have a material adverse effect on the Company's business, financial condition and results of operations.

As a food retailer, we, as well as our vendors, are subject to numerous federal, state and local laws and regulations and our compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, require recalls of certain products, raise regulatory enforcement risks not present in the past or otherwise adversely affect our business, results of operations and financial condition.

As a retailer of food, we are subject to numerous federal and state health and safety laws and regulations. Our suppliers and contract manufacturers are also subject to such laws and regulations. These laws and regulations apply to many aspects of our business, including the sourcing of ingredients, manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of the products we sell, as well as the health and safety of our employees and the protection of the environment. In the United States, we are subject to regulation by various federal government agencies, including the FDA, the USDA and the FTC, as well as various state and local agencies. We also may be subject to the USDA's Organic Rule, which facilitates interstate and international commerce and the marketing of certain organically produced products, and provides assurance to our customers that such products meet consistent and uniform minimum base standards. Compliance with the USDA's Organic Rule could place a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings. If these laws and regulations were violated by our management, employees, suppliers, distributors or vendors, we could be subject to fines, penalties and sanctions, including injunctions against future shipment and sale of products, seizure and confiscation of products, prohibition on the operation of our stores, restitution and disgorgement of profits, operating restrictions and even criminal prosecution in some circumstances. In connection with the marketing and advertisement of the products we sell, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC, the consumer protection statutes of some states and non-government watchdog groups. These events could interrupt the marketing and sales of products in our stores, including our private label products, severely damage our brand reputation and public image, increase the cost of products in our stores, result in product recalls or litigation, and impede our ability to deliver merchandise in sufficient quantities or quality, which could result in a material adverse effect on our business, financial condition and results of operations. New or revised government laws and regulations have been adopted in recent years, such as those relating to nutrition labeling that could result in additional compliance costs and the increased use of civil remedies to enforce such laws and regulations. Additionally, increased enforcement by government agencies could result in such costs and remedies, as well as the payment of fines or penalties imposed by such agencies. Furthermore, in recent years, the FDA has been and

continues to be aggressive in enforcing its regulations with respect to nutrient content claims (e.g., "healthy," "low fat," "good source of," "calorie free," etc.), unauthorized "health claims" (claims that characterize the relationship between a food or food ingredient and a disease or health condition) and other claims that impermissibly suggest therapeutic benefits for certain foods or food components. Such FDA enforcement with respect to such promotional practices could result in costly product changes, potential private litigation, bad publicity and loss of consumer goodwill. We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes could have on our business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have an adverse effect on our operating results. Consumers or regulatory agencies may challenge certain claims made regarding the products we sell.

We may experience product recalls, withdrawals or seizures which could reduce our sales and adversely affect our results of operations.

We may be subject to product recalls, withdrawals or seizures if any of the products we sell is believed to cause injury or illness or if we are alleged to have violated governmental regulations in the labeling, promotion, sale or distribution of those products. A significant recall, withdrawal or seizure of any of the products we sell may require significant management attention, could result in substantial and unexpected costs and may adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of the products we sell may adversely affect consumer confidence in our brands and thus decrease consumer demand for the products we sell. We rely on our suppliers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek representations and warranties, indemnifications and/or insurance from our suppliers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in the products we sell. In addition, the failure of those products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operations.

Litigation and publicity concerning food quality, health claims, and other issues could expose us to significant liabilities.

Food product businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more products. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. In addition, the food services industry has been subject to a

growing number of claims based on the nutritional content of food products they sell, and disclosure and advertising practices. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, these proceedings could result in substantial costs and may require that we devote substantial resources to defend our company and could affect the future premiums we would be required to pay on our insurance policies. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims could be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which could have a material adverse effect on our business, financial condition and results of operations. Even if we are not the subject of such claims, publicity about these matters may harm our reputation or prospects and adversely affect our results. Further, changes in governmental regulations could have adverse effects on our business and subject us to additional regulatory actions.

Our business depends on our ability to maintain and scale the production and distribution infrastructure necessary to manufacture and sell our products, and any significant disruption in production or distribution could result in loss of customers.
Our reputation and ability to acquire and retain our customers are dependent upon reliable production and distribution and the underlying infrastructure. As our customer base and the amount of product we manufacture and ship continues to grow, we will need an increasing amount of production and distribution capacity. We have spent and expect to continue to spend substantial amounts on services to handle such capacity. The successful maintenance of this infrastructure is expensive and complex and there could be operational failures. In the event that our customer base or the amount of product we must manufacture and ship grows more quickly than anticipated, we may be required to incur significant additional costs. Interruptions in this infrastructure, whether due to natural disasters, supply shortages, physical break-ins, or other factors, could prevent our customers from purchasing desired quantities of products. A substantial portion of our manufacturing and distribution infrastructure is provided by third-parties. Any disruption in these services or any failure of these providers to handle existing or increased manufacturing or distribution could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. If we do not maintain or expand our manufacturing and distribution infrastructure successfully or if we experience operational failures, we could lose current and potential customers, which could materially harm our operating results and financial condition.

Our business is subject to interruptions, delays or failures resulting from earthquakes, other natural catastrophic events or terrorism.
Our products, operations, and the locations where we manufacture our products are vulnerable to damage or interruption from earthquakes, fires, floods, power losses,

telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, pandemics and similar events. A significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, financial condition and results of operations and our insurance coverage may be insufficient to compensate the Company for losses that may occur. Acts of terrorism could cause disruptions to our business or the economy as a whole. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting areas where data centers upon which we rely are located, and our business interruption insurance may be insufficient to compensate the Company for losses that may occur.

Current uncertainty in global economic conditions could adversely affect our revenue and business.

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. These conditions may make it difficult for our customers to accurately forecast and plan future business activities, and could cause our customers to terminate their relationships with the Company or could cause our customers to reduce their purchases. Furthermore, during challenging economic times, our customers may face issues gaining timely access to sufficient credit, which could result in their unwillingness to continue with our service or impair their ability to make timely payments to us. If that were to occur, we may experience decreased revenue, be required to increase our allowance for doubtful accounts and our days receivables outstanding would be negatively impacted. If we are unable to finance our operations on acceptable terms as a result of renewed tightening in the credit markets, we may experience increased costs or we may not be able to effectively manage our business. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery in our industry. These and other economic factors could have a material adverse effect on our financial condition and operating results.

The amount raised in this offering may include investments from company insiders or immediate family member's.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jennifer Steiner Pool	2,040,000	Voting Common Stock	61.26%
Jeffrey T. Steiner	1,290,000	Voting Common Stock	38.74%

The Company's Securities

The Company has authorized Non Voting Common Stock, Voting Common Stock, Convertible Note, and Convertible Note 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,068,999 of Non Voting Common Stock.

Non Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 670,000 outstanding.

Voting Rights

There are no voting rights associated with Non Voting Common Stock.

Material Rights

The total amount outstanding includes 670,000 shares to be issued pursuant to outstanding Convertible Notes in the amount outstanding of $260,000.

Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 3,330,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Voting Common Stock.

Convertible Note

The security will convert into Non voting common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $135,000.00
Maturity Date: April 01, 2023
Interest Rate: 3.0%

Discount Rate: 25.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity raise over a threshold.

Material Rights

The convertible notes are convertible into equity securities at a conversion price. The conversion price is defined as the lesser of (i) seventy-five percent (75%) of the price paid per share for Issued Securities by the investors in the Qualified Financing and (ii) the price derived by dividing (x) an equity valuation of the Company equal to the sum of $2,000,000 by (y) the number of shares of the Equity Securities outstanding immediately prior to the Qualified Financing, Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

These notes are not included in the indebtedness section as they will be converted in the event of the issuance of securities pursuant to this raise.

Each convertible note provides that the principal balance thereof is to be converted into units or shares of the Company issued and sold at the close of a transaction resulting in gross proceeds to the Company of at least $500K. In the event we do not raise gross proceeds of $500K there is a possibility the raise will not be consummated. However, in the event of a raise of over $250k but under $500k it is possible the Company will reach an agreement with the noteholders such that the notes will be converted and the merger will be consummated.

Convertible Note 2

The security will convert into Equity and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $125,000.00
Maturity Date: December 09, 2022
Interest Rate: 3.0%
Discount Rate: %
Valuation Cap: $1,250,000.00
Conversion Trigger: Qualified Financing

Material Rights

Each convertible note is convertible into equity securities at a price per share equal to the conversion price. The conversion price is derived by dividing (x) an equity valuation of the Company equal to the note's conversion cap (i.e., $1,250,000) by (y) the number of shares of the Equity Securities outstanding immediately prior to the Qualified Financing.

The convertible notes are not included in the indebtedness section as they will be converted in the event of the issuance of securities pursuant to this raise.

Each convertible note provides that the principal balance thereof is to be converted into equity securities at the close of a transaction resulting in gross proceeds to the Company of at least $500K. In the event we do not raise gross proceeds of $500K there is a possibility the raise will not be consummated. However, in the event of a raise of over $250k but under $500k, it is possible the Company will reach an agreement with the noteholders such that the notes will be converted and the raise will be consummated

What it means to be a minority holder

As a minority holder of nonvoting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including selection of board members, additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors.

Dilution

Investors should understand the potential for dilution. The investor's percentage ownership in a company would be diluted due to the company issuing additional shares. In other words, if the company issues more shares, the percentage of the company that you own will go down, understanding that if the value of the company goes up, you will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as a private placement, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible debt, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $260,000.00
  Use of proceeds: Production, packaging, marketing
  Date: February 01, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2020 compared to year ended December 31, 2019</u>

Revenue

2020 was a very successful year for the Steiner's Coffee Cake of New York as we experienced record revenues and unit sales. 2020 revenues were up more than 85% from 2019. This increase in sales was primarily driven by US-based direct-to-consumer sales, which were up more than 50% over 2019 and represented 80% of total 2020 sales. We believe that this improved performance was primarily driven by two factors: The sharp increase in online shopping during the pandemic and the introduction of our packaging solution presenting a more formal and credible brand experience.

Cost of sales

Cost of sales in 2020 was flat over fiscal year 2019. Until we secure enough capital to purchase at volume we will not realize the pending per unit savings on production and packaging. These savings are significant on a per unit basis. We will see an overall savings upwards of 25%.

Gross margins

2020 gross profit was flat as compared to 2019. This again is due to our resource constraints. With the realization of cost reductions we will close in significantly on our goal of a 38% GPM.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services, research and development expenses. The company's monthly fixed budget remains unchanged year over year. The company does not have any employees. All labor related to production is managed through a staffing company to help eliminate exposure and overall carrying costs. The management team does NOT take a salary or realize any compensation at this time. Expenses in 2020 increased from 2019 due primarily to the recognition of our deferred rent. We now report deferred rent on a monthly basis.

Historical results and cash flows:

The Company is currently in the initial production and revenue generating stages. The cadence of historical cash flows will be indicative of the increased revenue and cash flows expected for the future. Clients currently reorder on a 10 to 15 day cycle. Remittance is on a 30 to 45 day cycle from ship date.

While the company will see an increase in the allocation of gross revenue to operating expenses due to a higher GPM, as newly available financial resources loosen the company's purchasing capacity a greater percentage of gross revenue will be allocated to overhead. The company prides itself on booking good receviables with a 99% rate of receipt. The success on this front is due to outstanding client communication, a 97% customer satisfaction rate and a prepay DTC process. Product is never shipped direct to consumer unless it is paid in full.

Historically, cash was primarily generated through sales. The company's first post-raise GPM milestone is to contribute $.25 for every dollar sold to operations. If the company meets its' first sales milestone of 30,000 cakes sold per month it will realize $7,500 in operating cash. Our current monthly nut is $5,800. The additional $1,700 will be allocated to support sales. The practice of reinvesting the additional operting allocation will continue as the company pushes toward it's goal of 81,000 pieces per month post-raise.

Historically production is the most cash intensive area requiring a 60 to 90 day advance against sales. The company's historical cash flow has not supported this level of forward production investiment. Sales are managed very tightly so as not to outpace the available resources to produce more product. The company is under staffed, this to necessitates a constraint on sales to ensure the current infrastructure can deliver a 97% satisfaction rate along with a 97% repeat order rate.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of December, 2021 $5,000 cash on hand, open good receivables of $14,000. The company does not have a line of credit nor any outstanding loans. The company will continue to operate indefinitey at its current size and pace of growth if the minimum amount indicated in the raise is secured. If the company raises the maximum amount the pace of growth will advance exponentially. We believe Steiner's Coffee Cake of New York is poised for tremendous growth.The company will continue to grow at the new pace uninterrupted for three years. Assuming the growth goals are achieved the company will be self-sustaining at the new size.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support production, marekting and sales as outlined previously. To achieve our projected GPM and sales goals we must starting purchasing materials at sustainble price points. We must bring talent on board to support the cultivation of our existing client base and the acqustion of new clients. These efforts will require uptiering our marketing materials and increasing our available demo days.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Steiner's Coffee Cake of New York is poised for tremendous growth. The funds raised during this campagin will accelerate the company's ability to achieve the projected growth. If the raise is not fulfilled the company will continue to function as a much smaller entity. The growth projected will come over years rather than months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering StartEngine will be paid in full for it's efforts. There will be no additional funds available to contribute to the operations for Steiner's Coffee Cake of New York.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will have the runway required to meet it's goal of a self-sustaining cash flow. It will take 18

months to invest the funds and realize the gains. We anticipate that once the company hits 30,000 cakes a month at a GPM of 30% the company will have monthly operating funds of ~$17,000 or an annual operating budget of $204,000. This is a HUGE leap forward.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company continues to close it's seed round raise through F&F of $650,000. As of launching the StartEngine equity round the company has booked $260,000 of the $650,000. No other sources of funding are currently under consideration.

Indebtedness

- **Creditor:** Family members of the President
  Amount Owed: $50,000.00
  Interest Rate: 3.0%
  Maturity Date: January 04, 2022

- **Creditor:** Family members of the President
  Amount Owed: $60,000.00
  Interest Rate: 3.0%
  Maturity Date: January 04, 2022

- **Creditor:** Friend of the President
  Amount Owed: $125,000.00
  Interest Rate: 3.0%
  Maturity Date: January 04, 2022

- **Creditor:** Friend of the President
  Amount Owed: $25,000.00
  Interest Rate: 3.0%
  Maturity Date: January 04, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,000,000.00

Valuation Details:

There is a wide open opportunity to solve 2 problems in the sweet baked goods category:

1. Gluten-free baked goods do not taste good

2. Restaurants, hospitaltiy venues, grocers, convenice and fast casual proprietors don't want to carry two lines of baked goods or risk cross contamination.

Steiner's Coffee Cake of New York has perfected a line of sweet baked goods that serves the conventional and gluten free community alike without sacrificing taste, texture or moisture. Steiner's delivers **premium baked goods** in every bite **without** imitation flavors, extra sugar, chemicals or modifiers. There is no other sweet baked goods company out there solving this problem for consumers, restaurants and grocers alike. Our 97% wholesale repeat order rate is all the proof we need. **Our clients keep coming back because they can maximize sales, space and extend a premium taste expereince to all of their clientel.**

Our secret sauce is our proprietary flour blend. To get there we need volume. At 2,250 doors we are driving $1.7MM in gross revenue at a 3x our post money valuation is $5.2MM. Our production capacity in our current manufacturing configuration is $437,355 gross revenue per MONTH. At $56,700 gross revenue per month we are profitable. This is only 13% of our capacity.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently only has class of stock with shares outstanding (Voting Common Stock), has assumed the conversion of $260,000 in outstanding convertible notes, and does not have any other options, warrants or other securities with a right to acquire shares. The pre-money valuation takes into account the conversion of $260,000 in Convertible Notes presently outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *To repay StartEngine*
  96.5%
  At this raise amount there won't be monies available for Steiner's.

If we raise the over allotment amount of $1,068,999.00, we plan to use these proceeds

as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  11.5%
  Steiner's needs to have a consistence and robust presence in front of the trade and end-users alike. This requires attendance at trade shows, allowances for distributor promos, demo days, organic and paid social and PR.

- *Working Capital*
  25.0%
  Steiner's needs a 2 to 3 year run way on G & A. This allocation will cover rent, insurance, telco and other infrastructure related to the day to day operations of the company.

- *Inventory*
  30.0%
  Steiner's needs to have 6 months of funding for manufacturing in hand. This is the KEY to driving down of COGS. Our unrealized targeted savings will ensure we can achieve a 38% GPM. This funding will allow us to purchase and manufacture everything smarter from our proprietary flour blend to our master cartons.

- *Company Employment*
  30.0%
  Steiner's needs to higher 2 sales people, 1 marketing coordinator and compensate the President for the first time in the company's history. This allocation gives us an 18 to 24 month runway including a 40% burden on each head.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://steinerscoffeecakeofnewyork.com/ (https://steinerscoffeecakeofnewyork.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/steiners-coffee-cakes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Steiner's Coffee Cake of New York, Inc.

[See attached]

STEINER'S COFFEE CAKE OF NEW YORK LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Steiner's Coffee Cake of New York LLC
Sea Cliff, New York

We have reviewed the accompanying financial statements of Steiner's Coffee Cake of New York LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 11, 2021

Steiner's Coffee Cake of New York LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 775	$ 79
Account receivables, net	7,202	3,694
Inventories	44,669	4,471
Total current assets	**52,646**	**8,244**
Property and Equipment, net	22,312	7,658
Total assets	$ **74,958**	$ **15,901**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 45,381	$ 30,394
Other current liabilities	21,000	11,637
Total current liabilities	**66,381**	**42,031**
Convertible Note	100,000	-
Total liabilities	**166,381**	**42,031**
MEMBERS' EQUITY		
Members' equity / (deficit)	(91,422)	(26,130)
Total members' equity	**(91,422)**	**(26,130)**
Total liabilities and members' equity	$ **74,958**	$ **15,901**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 96,042	$ 55,084
Cost of goods sold	57,513	36,634
Gross profit	38,528	18,451
Operating expenses		
General and administrative	95,641	62,496
Sales and marketing	12,767	13,756
Total operating expenses	108,408	76,252
Operating income/(loss)	(69,880)	(57,801)
Other Loss/(Income)	(3,553)	(9,836)
Income/(Loss) before provision for income taxes	(66,327)	(47,965)
Net Loss	$ (66,327)	$ (47,965)

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	**$ (25,914)**
Member contribution	47,749
Net loss	(47,965)
Balance—December 31, 2019	**$ (26,130)**
Member contribution	1,035
Net loss	(66,327)
Balance—December 31, 2020	**$ (91,422)**

See accompanying notes to financial statements.

STEINER'S COFFEE CAKE OF NEW YORK LLC

STATEMENTS OF CASH FLOWS

 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(66,327)	$	(47,965)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:				
Depreciation of property		3,721		851
Changes in operating assets and liabilities:				
Account receivables, net		(3,508)		(2,482)
Inventories		(40,199)		(1,157)
Account Payables		14,986		29,114
Other current liabilities		9,363		11,637
Net cash provided used by operating activities		**(81,964)**		**(10,002)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(18,375)		(8,509)
Net cash provided/(used) in investing activities		**(18,375)**		**(8,509)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		1,035		47,749
Borrowing on Convertible Note		100,000		
Repayment of loan				(30,500)
Net cash provided/(used) by financing activities		**101,035**		**17,249**
Change in cash		696		(1,262)
Cash—beginning of year		79		1,341
Cash—end of year	$	**775**	$	**79**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Steiner's Coffee Cake of New York LLC was incorporated on June 24, 2016 in the state of New York. The financial statements of Steiner's Coffee Cake of New York LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sea Cliff, New York.

Steiner's Coffee Cake of New York's manufacturer and distributor of ready-to-eat sweet baked goods and all-purpose flour, built on over 60 years of family tradition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using the FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606..

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its baked products directly to consumers, over distributers (HLA, J. Polep, Inter County Bakery Supply), Direct distribution and Edistributor (Tundra, The Good Trends, UNFI Easy Options).

Cost of sales

Costs of goods sold include co-manufacturing fee per piece, clear film, retail box and master carton.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $12,767 and $13,756, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 11, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the finished goods:

As of Year Ended December 31,	2020	2019
Finished goods	44,669	4,471

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

As of December 31,	2020	2019
Accrued Expenses	$ 21,000	$ 10,800
Other Payables		$ 837
Total Other Current Liabilities	$ 21,000	$ 11,637

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Equipment	$ 26,884	$ 8,509
Accumulated depreciation	(4,572)	(851)
Property and Equipment, Net	$ 22,312	$ 7,658

6. MEMBERS' EQUITY

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Jennifer Steiner Pool	51.0%
Jeffrey T. Steiner	49.0%
TOTAL	100.0%

7.   DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes	$ 100,000	3.00%	Fiscal Year 2020	1/4/2022	1,750	1,750	-	100,000	100,000
Total					$ 1,750	$ 1,750	$ -	$ 100,000	$ 100,000

The convertible notes are convertible into equity securities at a conversion price. The conversion price is defined as the lesser of (i) seventy-five percent (75%) of the price paid per share for Issued Securities by the investors in the Qualified Financing and (ii) the price derived by dividing (x) an equity valuation of the Company equal to the sum of $2,000,000 by (y) the number of shares of the Equity Securities outstanding immediately prior to the Qualified Financing, Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   RELATED PARTY

There are no material related party transactions

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 11, 2021 the date the financial statements were available to be issued.

In the period from December 31, 2021 until June 15, 2021, the company issued three Convertible Notes to investors in the amount of $160,000. The convertible notes are convertible into equity securities at a conversion price. The conversion price is defined as the lesser of (i) seventy-five percent (75%) of the price paid per share for Issued Securities

by the investors in the Qualified Financing and (ii) the price derived by dividing (x) an equity valuation of the Company equal to the sum of $2,000,000 by (y) the number of shares of the Equity Securities outstanding immediately prior to the Qualified Financing,

There have been no other events or transactions during this time which would have a material effect on these financial statements.

STEINER'S COFFEE CAKE OF NEW YORK, INC.

FINANCIAL STATEMENTS
AS OF INCEPTION (OCTOBER 19, 2021) TO DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Steiner's Coffee Cake of New York, Inc.
Sea Cliff, New York

We have reviewed the accompanying financial statements of Steiner's Coffee Cake of New York, Inc. (the "Company,"), which comprise the balance sheet as of Inception (October 19, 2021) to December 31, 2021 and the related statement of operations, statement of members' equity (deficit), and cash flows for as of Inception (October 19, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 4, 2021

As of	December 31, 2021
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Inventory	-
Other current assets	-
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Other current liabilities	-
Loans, current	-
Total current liabilities	**-**
Non-Current Liabilities:	
Loans	-
Total liabilities	**-**
STOCKHOLDERS' EQUITY	
Common stock	-
Retained earnings	-
Total stockholders' equity	**-**
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

For Year Ended	December 31, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

For Year Ended	December 31, 2021
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Inventory	-
Other current liabilities	-
Net cash provided/(used) by operating activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	-
Change in cash	-
Cash—beginning of period	-
Cash—end of period	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	

See accompanying notes to financial statements.

(in , $US)	Common Stock		Retained Earnings		Total Stockholders' Equity	
Inception date (October 19, 2021)	$	-	$	-	$	-
Issuance of comon stock		-		-		-
Net income/(loss)		-		-		-
Balance—December 31, 2021	$	-	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

On October 19, 2021, the Company incorporated as Steiner's Coffee Cake of New York, Inc., in the state of Delaware. The financial statements of Steiner's Coffee Cake of New York, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sea Cliff, New York.

Steiner's Coffee Cake of New York's manufacturer and distributor of ready-to-eat sweet baked goods and all-purpose flour, built on over 60 years of family tradition.

The Company's did not have transactions or activities since inception (October 19, 2021) through December 31, 2021. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its baked products directly to consumers, over distributers (HLA, J. Polep, Inter County Bakery Supply), Direct distribution and Edistributor (Tundra, The Good Trends, UNFI Easy Options).

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and

will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

4. SHAREHOLDERS' EQUITY

The Company is authorized to issue 20,000,000 shares of Common Stock at $0.00001 par value. As of December 31, 2021, no shares were issued or outstanding.

5. DEBT

The company currently has no debt.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through February 4, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT

00:00

at steiner's coffee cake of new york we

00:02

do things differently our mantra is when

00:04

we bake everybody eats we believe baked

00:07

goods should just be extraordinary even

00:09

when they are gluten free there is no

00:11

reason to compromise

00:13

every baked good we make starts with

00:15

real ingredients there are no

00:16

substitutes chemicals imitation flavors

00:18

or preservatives just the real deal in

00:21

every bite the foundation of every bite

00:24

we bake is our proprietary gluten-free

00:26

flour our formula is second to none it

00:29

performs at the highest level because we

00:31

kept it simple we didn't want to make it

00:33

cheap we wanted to make it extraordinary

00:36

we don't think of our baked goods as

00:38

gluten-free baked goods we know our

00:40

baked goods are premium products that

00:43

just happen to be gluten-free we don't

00:45

use augmented recipes or excuses

00:48

consumers are looking for moisture

00:50

flavor and real ingredients and they get

00:52

that in every bite of steiners we've

00:54

come a long way since nancy and i

00:56

started sifting flour in her home the

00:58

first year i baked hundreds of coffee

01:00

cakes in her kitchen it took me hours

01:03

now we bake fourteen thousand cakes in

01:05

an eight hour shift we have two key

01:07

metrics for success it's super simple if

01:10

you don't know it's gluten free we've

01:12

done our job did you buy it again the

01:14

second and third time are the most

01:16

important the first sale is easy 97 of

01:20

our wholesale clients say yes 60 of our

01:23

direct to consumer

01:26

there's a unique opportunity in the

01:27

baked goods sector to put forth products

01:29

that are made with real ingredients

01:31

serve both the conventional and

01:33

gluten-free community and are delivered

01:36

in sustainable and environmentally

01:37

conscious packaging our fresh frozen

01:40

baked goods are wrapped in natureflex

01:42

plant-based clear film which is home

01:45

compost rated and biodegradable we do

01:48

not use conventional plastic ever our

01:51

boxes are made from recycled materials

01:53

and they are recyclable

01:56

with our family recipes we've created

01:58

something special we know our baked

02:00

goods will be enjoyed throughout the

02:02

country in homes restaurants

02:04

institutions hospitals and entertainment

02:06

venues alike

02:08

in the next six months we fully expect

02:10

steiner's coffee cake of new york to be

02:12

a household name

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "STEINER'S COFFEE CAKE OF
NEW YORK, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF
NOVEMBER, A.D. 2021, AT 11:57 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6320657 8100
SR# 20213757932

Authentication: 204652636
Date: 11-10-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

STEINER'S COFFEE CAKE OF NEW YORK, INC.

Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, Steiner's Coffee Cake of New York, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1.   That the name of the Corporation is Steiner's Coffee Cake of New York, Inc., and that the Corporation was originally incorporated pursuant to the General Corporation Law on October 19, 2021.

2.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is Steiner's Coffee Cake of New York, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808 and its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

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4848-2087-8326.4

FOURTH: The total number of shares of all classes of stock that the Corporation is authorized to issue is twenty million (20,000,000) shares of Common Stock with a par value of $.00001 per share, of which ten million (10,000,000) shares are designated Voting Common Stock and ten million (10,000,000) shares are designated Nonvoting Common Stock. The rights of holders of the Voting Common Stock and the Nonvoting Common Stock shall be the same in all respects, except that holders of the Voting Common Stock shall be entitled to one vote per share in all matters upon which stockholders of the Corporation are entitled to vote and the holders of the Nonvoting Common Stock shall not be entitled to vote, except if, as and when expressly required by the Delaware General Corporation Law.

FIFTH The name and mailing address of the sole incorporator is Jennifer S. Pool, c/o 42 Prospect Avenue, Sea Cliff, New York 11579.

SIXTH: The names and mailing addresses of the initial directors of the Corporation are:

Jennifer S. Pool	42 Prospect Avenue, Sea Cliff, New York 11579
Jeffrey T. Steiner	42 Prospect Avenue, Sea Cliff, New York 11579
Nancy S. Steiner	42 Prospect Avenue, Sea Cliff, New York 11579

SEVENTH: The Board of Directors is expressly authorized to make, alter, or repeal the bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be

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summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ELEVENTH: The Corporation shall, to the maximum extent permitted from time to time under the General Corporation Law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of any such person. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this paragraph 11 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this paragraph 11 shall not adversely affect any right

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or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

TWELFTH: No director of the Corporation shall be held personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty in his or her capacity as a director, provided that liability shall not be eliminated or limited (a) for a breach of the director's duty of loyalty to the Corporation or its stockholders, or (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or (c) for any transaction from which the director derived an improper personal benefit, or (d) for acts in violation of Section 174 of the General Corporation Law of the State of Delaware. Any repeal or amendment of this paragraph 12, insofar as it would in any way enlarge the liability of any director of the Corporation, shall be ineffective with respect to any acts or omissions occurring prior to the date of such repeal or amendment.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this November 8, 2021.

STEINER'S COFFEE CAKE OF NEW YORK, INC.

By: _____

Jennifer S. Pool, President

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